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People ask us all the time, "why is there no imagination in Hollywood anymore?"

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Seems like every movie is a sequel, reboot, or remake.

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What happened to original stories?

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The answer is there's plenty of imagination in Hollywood.

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The problem is not a lack of ideas; it's fear of risk.

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Think about it. If you were going to write a 100 million dollar check to finance a film...

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You'd want to be sure that you could make your money back and then some.

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Taking a chance on a bold, imaginative, new idea sounds fun.

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But when it's your money or job on the line,

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it's hard to swallow that amount of risk and sell it to your boss.

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Studios lean on tried and true stories because it de-risks the investment.

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Whether the movie is good or bad, there's a built-in audience that will come out to watch no matter what.

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It's arguably less risky to write a 100 million dollar check for a summer blockbuster sequel...

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Than to write a five million dollar check for an original but unproven story.

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We think there's a better way.

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That's why we created Legion M — the first entertainment company built from day one to be owned by fans.

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We believe that giving fans a voice in the filmmaking process and a stake in the outcome...

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Will allow us to create a company with a built-in audience for every movie that we make.

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Our goal is to unite one million fans as shareholders of Legion M.

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That's one million people who can tell us what they want to see before a single dollar is spent...

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And a million people to show up on opening night to see their movie.

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A company like that could be one of the most influential in Hollywood...

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And have the latitude to go outside the box and take the risks that a traditional studio can't.

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And don't get us wrong — we love Star Wars and Marvel and the other great franchises out there.

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But our goal isn't to just make the next installments of old stories.

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We want to tell bold, original, new stories — the type that could inspire franchises of their own.

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We know this is what fans want to see because they've told us.

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And if we're successful, our shareholders, those same fans, will own it all.

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If you believe in the idea of a fan owned entertainment company...

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Follow the link to learn how you can join tens of thousands of other investors who are already shareholders in Legion M.

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Together we can shape the future of Hollywood.